EXHIBIT 99.1

[THOMSON LOGO]

The Thomson Corporation
Suite 2706, Toronto Dominion Bank Tower
P.O. Box 24, Toronto-Dominion Centre
Toronto, Ontario M5K 1A1
Canada
Tel (416) 360-8700

January 18, 2007

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Government of Yukon Territory
Registrar of Securities, Department of Justice, Government of Northwest Territories
Registrar of Securities, Government of Nunavut
Toronto Stock Exchange
CDS Clearing and Depository Services Inc. (by fax)
The Depository Trust Company (by fax)

Re: The Thomson Corporation – Notification of Meeting and Record Date

Ladies and Gentlemen,

Pursuant to National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer (NI 54-101), we advise the following:

Date of Meeting	May 2, 2007
Record Date for Notice and Voting	March 19, 2007
Beneficial Ownership Determination Date	March 19, 2007
Class of Securities Entitled to Receive Notice of and Vote at the Meeting	Common Shares
Whether the Meeting is a Special Meeting (as defined by NI 54-101)	Yes
CUSIP	884903105

Sincerely,

/s/ Paula R. Monaghan

Paula R. Monaghan
Assistant Secretary